Filed by Trimeris, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 (the “Securities Act”) and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Securities Act File Number: 333-175512

Subject Company: Trimeris, Inc.

Exchange Act File Number: 000-23155

This filing relates to the proposed merger involving Trimeris, Inc. (“Trimeris”) and Synageva BioPharma Corp. (“Synageva”), pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated as of June 13, 2011, by and among Trimeris, Tesla Merger Sub, Inc., a wholly owned subsidiary of Trimeris, and Synageva. Beginning on July 27, 2011, the following PowerPoint slides are being used for presentations by Trimeris’ management to certain investors:

Trimeris and Synageva A Value Creating Transaction July 2011

Forward Looking Statements
Certain statements in this communication regarding the proposed merger, conditions to and anticipated completion of the proposed merger, the expected ownership of the combined company and the combined company’s board of directors constitute “forward-
looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not purely statements of historical fact should also be considered to constitute forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that Trimeris and Synageva may not be able to complete the proposed merger and other risks and uncertainties more fully described in Trimeris’ Annual Report on Form 10-K for the year ended December 31, 2010 and its Quarterly Report on
Form 10-Q for the quarter ended March 31, 2011, each as filed with the Securities and Exchange Commission (“SEC”), as well as the other filings that Trimeris makes with the SEC. Investors and security holders are also urged to read the risk factors set forth in
Trimeris’ Registration Statement on Form S-4 filed with the SEC on July 13, 2011 (the “Registration Statement”).
In addition, the statements made in this presentation speak only as of the date of this presentation. We anticipate that subsequent events and developments will cause our expectations and beliefs to change. However, while we may elect to update these forward-
looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing our views as of any date after the date this presentation was made.
Important Merger Information and Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Trimeris filed the Registration Statement, which includes a preliminary joint proxy statement of Trimeris and Synageva and also constitutes a preliminary prospectus of Trimeris. These materials are not yet final and will be further amended.  Investors and security holders are strongly urged to read the Registration Statement and other documents filed with the SEC by Trimeris, because they will contain important information about Trimeris, Synageva and the proposed merger.
Forward Looking Statements /
Additional Information

Overview
Significant potential for value creation inherent in
combined Trimeris-Synageva
Trimeris Board conducted an extensive and thorough
exploration of strategic alternatives
Trimeris Board evaluated liquidation scenario and
determined it did not maximize value for stockholders

Transaction Overview
Structure
• Reverse stock-for-stock merger
• Intended to qualify as a tax-free reorganization
• Pro forma ownership: 25% Trimeris; 75% Synageva
Post-Closing
• Company to be named Synageva BioPharma Corp., headquartered in Boston, MA
• Sanj Patel (Synageva CEO) will serve as President and Chief Executive Officer
• Combined Board to be comprised of 9 Directors: 6 from Synageva, 2 from Trimeris and 1 who currently serves on the board of both companies
Roadmap to Completion
• Subject to approval from majority of holders of outstanding Trimeris common shares
• Receipt of necessary regulatory approvals and other customary closing conditions

Significant Upside Potential Inherent in
Combined Trimeris-Synageva
Innovative approaches for rare diseases with high
unmet medical need
Lead product in clinic with multiple patients dosed
Several orphan therapeutics in development
Full ownership of all pipeline programs
Extensive relevant experience (Genzyme, Alexion,
Roche, Biogen Idec)
Track record in translational science
Proven clinical operations know-how
Commercial/reimbursement expertise
Ongoing royalty payments from FUZEON
Capital efficient
Consistent, scalable, low cost manufacturing
Ability to fund pipeline development
Clinical stage rare disease asset
and strong pipeline of programs
Substantial financial resources
and technology
Strong management team with
proven expertise bringing
rare disease products to market

Attractive Rare Disease Space
Rare disease space offers attractive opportunity due to:
Patients with significant unmet medical needs and a lack of effective marketed therapies
Small clinical trials – accelerated and less expensive path to commercialization
Reduced clinical risk – early clinical data are meaningful indicators of later success
Market protection through first mover advantage and strong relationships with key physicians, as well as Orphan Drug Exclusivity
Identifiable patient populations treated by a concentrated physician audience that can be detailed with a small field force
Favorable reimbursement dynamics compared to traditional pharmaceutical or biotech products
Rare disease assets in high demand within the pharmaceuticals landscape

Synageva Pipeline of Opportunity
Program
SBC-102
(rhLAL)
SBC-103
(rhNAGLU)
SBC-104 SBC-105 SBC-106
Therapeutic
Recombinant
Lysosomal Acid
Lipase
Recombinant
a-N-acetyl-
glucosaminidase
Extra Cellular
Protein
Enzyme
Replacement
Therapy
Enzyme
Replacement
Therapy
Disease
LAL
Deficiency
(LSD)
MPS IIIB/ Sanfilippo B
(LSD)
Severe Genetic
Condition
Severe
Metabolic
Disorder
Severe Genetic
Condition
Development
Status
Clinical Preclinical Preclinical Preclinical Preclinical
Regulatory
Opportunity
Orphan Designation
•
Granted US
•
Granted EU
Fast Track
Designation
Potential for
Orphan &
Fast Track
Designation
Potential for
Orphan &
Fast Track
Designation
Potential for
Orphan &
Fast Track
Designation
Potential for
Orphan &
Fast Track
Designation
7
*Source: Synageva July, 2011 Investor Presentation
MULTIPLE VALUE DRIVING EVENTS

SBC-102:
Clinical and Regulatory Milestones
Lead program SBC-102: enzyme replacement therapy for Lysosomal Acid Lipase
(LAL)
• Offers unique therapy to treat LAL Deficiency
• Currently no approved treatments for disease
IND (Investigational New Drug) filed on schedule and cleared within 30 days
EU CTAs (Clinical Trial Applications) filed three months ahead of schedule
US and EU orphan drug designations granted 2010
Fast track designation granted by FDA
Proof of concept data presented at key meetings
Clinical production for studies on schedule, internal manufacturing
Initiated multiple US and EU clinical trial sites
Patient dosing commenced

SBC-102:
Patient Data  - Compassionate Use
An infant with LAL Deficiency has received treatment with SBC-102 on a compassionate use basis
•
Presented with anemia, increasingly abnormal liver function tests, and growth failure prior to treatment
•
Child has received 13+ infusions with no complications and is demonstrating substantial improvements in:
Growth rate
Liver function tests (reduction in serum transaminases)
Other disease-associated abnormalities consistent with Synageva’s preclinical data for
SBC-102
Infant continues to receive treatment with SBC-102

Trimeris Background
Commercial stage company with $47.3 million in cash (as of 3/31/11)
• In 2007, Trimeris began to pare down operations, eliminate development activity and has reduced headcount to three
• $4.9 million payment received as part of Roche settlement in May 2011
Declining financial performance
• Sales peaked at $267 million in 2007; declined 37% to $166.9 million in 2008; declined
33% to $112.2 million in 2009; and declined 21% to $88.4 million in 2010
• Net loss of $67k for quarter ended 3/31/11 vs. net income of $988k for quarter ended
3/31/10
• Continued sales erosion due to more convenient competing products

Extensive and Thorough Board Process
2006: Board began exploring alternatives to maximize stockholder value
2007 – 2008: Held discussions with HealthCor Management, largest Trimeris stockholder; appointed two Healthcor representatives to Trimeris Board
August 2008 – August 2009: Approached Roche on multiple occasions to gauge interest in acquiring Trimeris; Roche repeatedly indicated no interest
October 2009: Trimeris entered into agreement and plan of merger with Arigene;
December 2009 - Arigene terminated agreement due to its inability to secure sufficient financing
Following termination, Board renewed exploration of alternatives, including:
• Cash sale
• Combination with strategic partner
• Monetization of FUZEON revenue stream (liquidation)
September 2010: Board determined that strategic merger was best alternative to enhance stockholder value

Extensive and Thorough Board Process
(continued)
February 2011: Board established Special Committee, comprised of independent directors
Stephen Davis and Barry Quart
• Engaged MTS Health Partners and Paul Hastings
Identified 47 Tier A and 95 Tier B companies that could have interest in a combination
Selected 14 “First Round Companies” to approach regarding a strategic transaction
Based on interest, entered into confidentiality agreements and conducted due diligence with 5 of these “First Round Companies”
Based on proposals received, presented draft merger agreements to Synageva and one other company (Company B), and continued high level conversations with a third company
Following completion of due diligence, consideration of strategic rationale, and receipt of fairness opinion from MTS Securities, Special Committee recommended Trimeris Board approve proposed Synageva transaction
• Special Committee determined there was significant risk in Company B’s ability to commercialize lead product candidate in accelerated timeframe
• Special Committee also had concerns regarding valuation of Company B given that it had surrendered at least one-half of U.S. economic rights to its lead product candidate
Board unanimously approved Synageva transaction

Compelling Valuation of Pro Forma Ownership
Trimeris Special Committee explored the valuation of a combined Trimeris-
Synageva based on multiple conservative scenarios, including:
• Cumulative probability of success of 20%, 45% and 70% - all below Synageva management’s guidance
• Reduction in forecasted revenues by 20%, 40% and 60% while maintaining the full cost structure
Significant majority of valuation scenarios result in Trimeris stockholders receiving value in excess of the pre-announcement market cap of $63 million
• Assuming a range of equity value for Synageva existing stockholders of $80 million to
$900 million, the implied valuation of Trimeris stockholders’ equity interest in the combined company ranges from $27 million to $300 million

Liquidation Analysis
Trimeris Board and Special Committee evaluated a liquidation scenario
In a liquidation, Trimeris stockholders estimated to receive near-term cash distribution of ~$48 million, or $2.07/share of Trimeris common stock
• $2.07/share in cash represents only ~75% of pre-deal market cap
(1)
While estimated NPV in a liquidation scenario is ~$70 million to $75 million, $22 million to $27 million, or 31-36% of total liquidation NPV, would be distributed to stockholders over next 10 years and be subject to significant risk of actual FUZEON sales given recent declines
Board determined that liquidation of Trimeris would not maximize value for stockholders and proceeded with exploration of other alternatives
(1) Pre-deal market cap of $63 million as of 07/08/11

Failure to Complete Synageva Merger Could Negatively
Impact Trimeris’ Financial Condition and/or Stock Price
If Synageva merger is not completed:
Trimeris Board would need to reevaluate strategic alternatives – a process the
Board has undertaken for several years
Trimeris and Synageva are expected to incur substantial transaction costs in connection with the merger whether or not the merger is completed
Certain Trimeris executives / directors may seek other employment opportunities
Departure of any executive and possibility that Trimeris would be unable to recruit and hire executive with major pharmaceutical company experience could negatively impact
Trimeris’ future relationship with Roche
Potential delisting from NASDAQ for failure to comply with listing requirements related to audit committee membership and annual stockholder meetings

Board Unanimously Recommends Stockholders
Vote FOR Proposed Merger with Synageva
Significant potential for value creation inherent in
combined Trimeris-Synageva
Trimeris Board conducted an extensive and thorough
exploration of strategic alternatives
Trimeris Board evaluated liquidation scenario and
determined it did not maximize value for stockholders

Important Merger Information and Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Trimeris or Synageva or the solicitation of any vote or approval. In connection with the proposed merger, Trimeris filed a Registration Statement on Form S-4, filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 13, 2011 (the “Registration Statement”), which includes a preliminary joint proxy statement of Trimeris and Synageva and constitutes a preliminary prospectus of Trimeris. These materials are not yet final and will be further amended. The joint proxy statement/prospectus of Trimeris and Synageva will be mailed to the respective stockholders of Trimeris and Synageva once it is final. Investors are strongly urged to read the definitive joint proxy statement/prospectus when it becomes available and other documents filed with the SEC by Trimeris, because they will contain important information about Trimeris, Synageva and the proposed merger.

Investors and security holders of Trimeris may obtain free copies of the joint proxy statement/prospectus for the proposed merger and other documents filed with the SEC by Trimeris through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders of Trimeris will be able to obtain free copies of the joint proxy statement/prospectus for the proposed merger by contacting Trimeris, Inc., Attn: James Thomas, Chief Financial Officer, 2530 Meridian Parkway, 2nd Floor, Durham, NC 27713. Investors and security holders of Synageva will be able to obtain free copies of the joint proxy statement/prospectus for the merger by contacting Synageva BioPharma Corp., Attn: Secretary, 128 Spring Street, Suite 520, Lexington, MA 02421.

Trimeris and Synageva, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the agreement between Trimeris and Synageva. Information regarding Trimeris’ directors and executive officers is contained in Trimeris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which was filed with the SEC on March 14, 2011, and in its proxy statement prepared in connection with its 2010 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2010. Information regarding Synageva’s directors and officers and a more complete description of the interests of Trimeris’ and Synageva’s respective directors and officers in the proposed transaction is available in the Registration Statement.

Cautionary Note Regarding Forward-Looking Statements

Statements in this communication regarding the development of Synageva’s product candidates, including SBC-102 and SBC-103, preclinical and clinical results from trials involving Synageva’s product candidates, the predictability of enzyme replacement therapy models, regulatory review and the likelihood and timing of approval of any product candidate, the impact of obtaining fast track designation from the FDA, the potential for SBC-102 to treat lysosomal acid lipase deficiency, the size of the commercial opportunity for any of Synageva’s product candidates, the proposed merger between Trimeris and Synageva, including the timing, conditions to and anticipated completion of the proposed merger, the expected ownership of the combined company and the combined company’s board of directors, and any other statements about Trimeris’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “could,” “anticipates,” “expects,” “estimates,” “should,” “target,” “will,” “would” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the risk that Synageva cannot demonstrate safety and/or efficacy of its product candidates in clinical trials; the risks involved with development and commercialization of product candidates; the potential inability of Synageva to obtain, maintain and enforce patent and other intellectual property protection for its products, discoveries and drug candidates; the risk that Trimeris and Synageva may not be able to complete the proposed merger as anticipated or at all; and other risks and uncertainties that are more fully described in the Registration Statement, as filed with the SEC, as well as other filings that Trimeris makes with the SEC. Investors and stockholders are also urged to read the risk factors set forth in the Registration Statement.

In addition, the statements in this communication reflect our expectations and beliefs as of the date of this communication. We anticipate that subsequent events and developments will cause our expectations and beliefs to change. However, while we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing our views as of any date after the date of this communication.